Exhibit 99.1

UR-ENERGY INC.

Voting Results
(Section 11.3 of National Instrument 51-102)

This report describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders of Ur-Energy Inc. (the "Corporation" or "Ur-Energy") held on Tuesday, April 28, 2009.

Matter	Outcome of Vote

1.           Appointment of Auditors

PricewaterhouseCoopers LLP were reappointed as auditors of the Corporation to hold office until the next annual meeting of Shareholders or until their successors are appointed, and the directors were authorized to fix the remuneration of the auditors.
Carried by a majority of the 45,159,707 votes represented in person and by proxy voting for the appointment of the auditors, on a show of hands.

2.           Election of Directors

The following nominees were elected as Directors of the Corporation to hold office until the next annual meeting or until their successors are elected or appointed:

Robert Boaz
W. William Boberg
James Franklin
Jeffrey Klenda
Paul Macdonell
Thomas Parker

Carried by a majority of the 45,175,757 votes represented in person and by proxy voting for the election of the directors, on a show of hands.
3. RSU Plan Resolution A resolution approving the adoption of the Ur-Energy Inc. Restricted Share Unit Plan was defeated.

Defeated by a majority of the votes on a ballot with 59.40% of the 36,747,247 votes, excluding 925,000 common shares held by insiders of the Corporation and their affiliates, represented in person and by proxy voting against the adoption of the RSU.  Additionally, 9,386,581 votes were not voted.

4. Rights Plan Resolution A resolution ratifying and confirming the Corporation’s shareholder rights plan agreement was passed.
Carried by a majority of the votes, on a ballot with 94.96% of the 37,792,247 votes represented in person and by proxy voting for the rights plan resolution.  Additionally, 9,386,581 votes were not voted.

Denver, Colorado, April 30, 2009.

UR-ENERGY INC.

By: /s/ Paul Goss
Paul Goss
Secretary, Ur-Energy Inc.